Exhibit 99.(a)(1)(Q)

[AAA Letterhead]

[Name / address of holder]

By international courier service and email

December 7, 2017

Object: waiver of your right to your non-vested free shares in exchange for a cash payment

Dear Sir / Madam,

On December 5, 2017, Advanced Accelerator Applications S.A. (the “Company”) announced that it recommended the cash tender offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France and a direct and indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland, to acquire all of the outstanding ordinary shares, nominal value €0.10 per share (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (the “ADSs”) of the Company, for U.S. $41.00 per Ordinary Share and U.S. $82.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable (the “Offer”).

The Offer commenced on December 7, 2017 and will expire at 12:00 midnight, New York City time on January 19, 2018 (which is the end of the day on January 19, 2018), unless extended in accordance with the terms of the Offer (the “First Offer”, and the latest time and date at which the First Offer will expire, the “Expiration Date”). The closing of the First Offer is subject to the satisfaction or waiver of various conditions precedent.  In the event of the successful closing of the First Offer, a subsequent offer period, the dates of which are to be fixed and will be communicated through a press release issued by Novartis after the closing of the First Offer, will be commenced (the “Subsequent Offer”).

The Company has granted to you rights to receive shares for free which currently remain subject to vesting conditions and other terms provided for in the plan rules applicable to your award (the “Non-Vested Free Shares”).  You will find attached to this notification the amount of your Non Vested Free Shares and the corresponding dates of grant and vesting.

In the context of the Offer, the Company arranged for the possibility for you to irrevocably waive your right to your Non-Vested Free Shares, with effect upon successful completion of the Offer, in exchange for a cash amount equal to the Offer

Price per Ordinary Share, i.e U.S. $41.00, for each Non-Vested Free Share waived to be paid by the Company or by your employer, as the case may be, upon completion of the Offer (the “Cash-out Offer”), reduced by applicable tax and social charges withholdings.

The Company appointed Banque Transatlantique S.A. for centralizing and managing the correspondence with holders of the Company’s free shares.

If you accept the Cash-out-Offer, you must return the enclosed notification letter duly completed and executed to Banque Transatlantique S.A. either (i) by email, at adacap@banquetransatlantique.com, or (ii) by international courier service, at the following address: Banque Transatlantique S.A., Stockplan Department, 26, avenue Franklin Delano Roosevelt, 75372 Paris Cedex 08, France.

Payments made to you under the Cash-out Offer will be treated as salary and the Company or the relevant employer, as the case may be, will report it as such to the tax and social authorities and withhold applicable taxes and social charges.  You will receive on your bank account used for the payment of your salary the net amount, after applicable withholdings, as the case may be. Other tax and social payments and reporting obligations may apply depending on your situation. Please contact your tax adviser for further information.

Please however note that our Cash-out Offer is conditioned upon completion of the Offer, failing which the waiver of your Non-Vested Free Shares will be considered null and void and you will retain your rights to the Non-Vested Free Shares in accordance with the relevant free share plan rules applicable to your award.

If you elect not to accept the Cash-out Offer, your rights to Non-Vested Free Shares will continue to vest subject to the terms and conditions provided for in the relevant free share plan rules applicable to your award.  Upon and subject to the successful completion of the Offer, you will then have the possibility to enter into a liquidity agreement with Novartis Groupe France S.A. This liquidity agreement will provide that Novartis Groupe France S.A. will agree to purchase your Ordinary Shares and you will agree to sell to Novartis Groupe France S.A. your Ordinary Shares, during a limited period of time that will start as soon as your Ordinary Shares will become available for sale, at the purchase price per Company share equal to the Offer Price per Ordinary Share of U.S. $41.00 multiplied by (i) the volume weighted average price of one American Depositary Receipt (“ADR”) of Novartis AG on the New York Stock Exchange (“NYSE”) over the 20 trading days preceding the relevant exercise date of the liquidity agreement divided by (ii) the volume weighted average price of one ADR of Novartis AG on NYSE on the 20 trading days up to and including the expiration date of the Offer.

Yours faithfully.

Stefano Buono

Chief Executive Officer

Your Non-Vested Free Shares as of November 20, 2017 to the extent they remain outstanding as of December 7, 2017:

Number of Non- Vested Free Shares	Date of Grant	Date of Vesting
xxx	xxx	xxx

Waiver of your rights to Non-Vested Free Shares

In order to be processed, this form must be submitted to Banque Transatlantique S.A. by the Expiration Date, at the latest, either (i) by email to Stockplan Department (adacap@banquetransatlantique.com), or (ii) by international courier service, at the following address:

Banque Transatlantique S.A.

26, avenue Franklin Delano Roosevelt

75372 Paris Cedex 08

France

By international courier service or by email

, on

Object: waiver of your right to your non-vested free shares in exchange for a cash payment

In the context of the cash tender offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France and a direct and indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland, to acquire all of the outstanding ordinary shares, nominal value €0.10 per share (each an “Ordinary Share” and, collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (the “ADSs”) of Advanced Accelerator Applications S.A. (the “Company”), for U.S. $41.00 per Ordinary Share and U.S. $82.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable (the “Offer”),

I, the undersigned,

declare that I accept the Cash-out Offer and irrevocably waive my rights to all my Non-Vested Free Shares, with effect and subject to completion of the Offer, in exchange for a cash amount of U.S. $41.00 equal to the Offer Price per Ordinary Share (U.S. $41.00) for each Non-Vested Free Shares that I waive.

I acknowledge that the number of my Non-Vested Free Shares is [•].

Accordingly, by waiving my rights, I am eligible to receive a total gross cash amount equal to U.S. $[•].

Payment will be made to me by the Company or by my employer, as the case may be, after deduction of the applicable taxes and social charges withholdings that must be made by my employer, upon completion of the Offer, on my bank account used for the payment of my salary.

I acknowledge that if completion of the Offer does not occur, the waiver of my Non-Vested Free Shares will be considered null and void and I will retain my rights to my Non-Vested Free Shares that will continue to vest in accordance with the relevant free share plan rules applicable to my award.

I have retained a copy of this form for my personal files.

Name	Signature (please write “Read and approved”)